Exhibit 3.2

Amendment to Amended and Restated Bylaws of Dot Hill Systems Corp.

The Bylaws (the “Bylaws”) of Dot Hill Systems Corp., a Delaware corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary or Assistant Secretary of the Company:
A new Article XV, Section 47 is hereby added to the Bylaws, which shall read in its entirety as follows:

"                         ARTICLE XV
FORUM FOR ADJUDICATION OF DISPUTES

SECTION 47. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws of the corporation, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 47."

Dated: May 5, 2015	By:	/s/ Hanif I. Jamal
Hanif I. Jamal Secretary